February 6, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Mail Stop: 6010

Re:	Acura Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 5, 2008 File No. 001-10113

Dear Mr. Rosenberg:

On behalf of Acura Pharmaceuticals, Inc. (the “Company”), I am responding to your letter to Andrew D. Reddick dated January 28, 2009 (the “Comment Letter”) relating to the Company’s Annual Report Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by the Company on March 5, 2008.  We have reproduced below the sole comment contained in the Comment Letter and have provided our response:

Comment

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note B – License, Development and Commercialization Agreement, page F-14

1.           Refer to your response to our Comment number four.  On page 40, under Revenue Recognition and Deferred Program Fee Revenue, you state that you “have assigned a portion of the program fee revenue to each of the product candidates included under the Agreement and recognize the program fee revenue ratably over our estimate of the development period for each of the products under the Agreement with King.”  You disclose that this development period ends in November 2009.  In your Response Letter you state that “With King’s oversight, we will conduct all Acurox Tablet development activities through approval of a 505(b)(2) New Drug Application (“NDA”)…”  Please disclose what specific factors you applied in arriving at the November 2009 end of the development period for each product candidate.  Include how you are able to determine that the NDA will be approved by that time.  Describe the nature and extent of your obligations under the agreement after the NDA is approved.

Response to Comment

Please disclose what specific factors you applied in arriving at the November 2009 end of the development period for each product candidate.

Our Agreement with King includes four distinct products identified as Product A, Product B, Product C and Product D.  The Agreement requires that we develop at least three of the four products.  Products were assigned a revenue amortization period as follows:

Product A:  Pursuant to the Agreement, we are responsible for conducting all development for Product A through regulatory approval by the Food and Drug Administration ("FDA") of a NDA for Product A.  Upon execution of the Agreement, we assigned $10 million of the upfront $30 million payment to our development efforts for Product A.  We had a plan to complete the required testing for Product A and submit an NDA to the FDA by December 2008.  Assuming a December 2008 NDA submission and a 10 month FDA review of the NDA pursuant to the Prescription Drug User Fee Act ("PDUFA") we would obtain regulatory approval of the Product A NDA in November 2009 and our development obligations for Product A would end.  We submitted our NDA for Product A to the FDA as planned in December 2008 and we continue to assume a standard FDA review and maintain the amortization period to end in November 2009.

Product B:  Pursuant to the Agreement, we are responsible for conducting all development for Product B up to an Investigational New Drug (IND) application becoming effective for Product B pursuant to 21 C.F.R. §312.40(b).  At execution of the Agreement, we assigned $10 million of the upfront $30 million payment to our development efforts for Product B.  We had a plan to complete the necessary testing and to submit an IND for Product B by May 2008.  Pursuant to FDA regulation, an IND automatically becomes effective 30 days following submission unless otherwise notified by the FDA.  As such, we estimated our amortization of the Product B revenue to end in June 2008.  We submitted our IND for Product B to the FDA as planned in May 2008 and it became effective in June 2008.  Thus, we completed the amortization of revenue for Product B in June 2008 and pursuant to the Agreement, all future development for Product B will be conducted by King Pharmaceuticals.

Products C and/or D:  Pursuant to the Agreement, we are responsible for conducting all development to successfully complete a “Proof of Concept” for Product C and/or Product D.  Thus, we assigned the remaining $10 million of the upfront $30 million payment to Product D because our development obligation was to complete a Proof of Concept for either Product C or Product D.  Product D was selected because it was less complex and more advanced in development than Product C and therefore, had a higher probability of success.  We had a plan to complete the necessary testing to achieve Proof of Concept for Product D by March 2008.  As such, we estimated our amortization of the Product D revenue to end in March 2008.  We completed Proof of Concept for Product D in March 2008 and submitted the information to King.  King subsequently exercised their option to license Product D in May 2008.  As such, we completed our amortization of the revenue on Product D in March 2008 and pursuant to the Agreement all future development for Product D will be conducted by King Pharmaceuticals.

Include how you are able to determine that the NDA [for Product A] will be approved by that time.

Under PDUFA, the FDA has a standard statutory review period of 10 months from the submission of an NDA.  The FDA has a 90% success rate of completing its NDA review within the statutory timeframes.  We have no definitive method of determining the outcome of FDA’s review of our Product A NDA submission.  However, NDA submissions for products similar to Product A often obtain FDA approval within 10 months after NDA submission.

Describe the nature and extent of your obligations under the agreement after the NDA is approved.

After our development obligations for each Product are completed, King Pharmaceuticals is responsible for conducting all further product development activities and for manufacturing (or having manufactured), distributing, selling, marketing, invoicing and collections relating to licensed products.  We and King conduct joint steering committee meetings to review development budgets and commercial progress of the products. King has final decision making authority with respect to all development and commercialization activities for all products licensed under the Agreement.  In light of the requirements of Emerging Issues Task Force, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), we have concluded that our participation on the King-Acura Joint Steering Committee has no standalone value and, therefore, it does not meet the criteria to be considered a separate unit of accounting.

On behalf of the Company we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the supplemental response provided above adequately addresses the Staff’s inquiry.  Please contact me with any clarifications you may require.

Sincerely,

/s/ John P. Reilly
John P. Reilly

JPR/rr

cc:	James Peklenk Joel Parker Laura Crotty Suzanne Hayes Andrew Reddick, CEO Robert Jones, COO Peter Clemens, CFO